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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER
           PLACING AN ORDER WITH A BROKER TO EXECUTE A SALE OR EXECUTING A SALE DIRECTLY WITH A MARKET MAKER.

------------------------------------------------------------------------------------------------------------------------------------
 1(a) NAME OF ISSUER (Please type or print)                  (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.
      Global Payments Inc. (NYSE:  GPN)                          582567903                005-61363

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  (d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE NO.
                                                                                                            ------------------------
      Four Corporate Square                              Atlanta           GA             30329-2010           Area Code      Number
                                                                                                                 (404)      728-2363
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE   (b) I.R.S. NO.    (c) RELATIONSHIP      (d) ADDRESS  STREET    CITY  STATE  ZIP CODE
      SECURITIES ARE TO BE SOLD                                    TO ISSUER
  Canadian Imperial Bank of Commerce ("CIBC")  Not applicable    10% Shareholder         PO Box 770 Suite 4440 BCE Place
                                                                                         181 Bay Street, Toronto ON A6
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number
------------------------------------------------------------------------------------------------------------------------------
3(a)                 (b)                                      (c)                   (d)
                        Name and Address of        SEC USE
Title of the Class      Each Broker Through         ONLY
 of Securities To    whom the Securities are      ---------   Number of Shares or    Aggregate Market
    Be Sold          to be Offered or Each        Broker-     Other Units To Be          Value
                       Market Maker who is         Dealer            Sold            (See instr. 3(d))
                     Acquiring the Securities       File       (See instr. 3(c))
                                                   Number
------------------------------------------------------------------------------------------------------------------------------
Common Stock          CIBC World Markets Corp.                      783,500              29,263,725

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
(e)               (f)                       (g)
 Number of
 Shares or        Approximate Date of        Name of Each Securities
Other Units              Sale                       Exchange
Outstanding         (See instr. 3(f))           (See instr. 3(g))
(See instr.          (MO. DAY  YR.)
   3(e))
------------------------------------------------------------------------------------------------
37,310,000               9/25/03                    NYSE
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------

INSTRUCTIONS:
   1.  (a) Name of issuer.
       (b) Issuer's IRS Identification Number.
       (c) Issuer's SEC file number, if any.
       (d) Issuer's address, including zip code.
       (e) Issuer's telephone number, including area code.

   2.  (a) Name of person for whose account the securities are to be sold.
       (b) Such person's or I.R.S. Identification number, if such a person is an entity.
       (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing).
       (d) Such person's address, including zip code.

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold.
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
       (f) Approximate date on which the securities are to be sold.
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

         2

                         TABLE I--SECURITIES TO BE SOLD

   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

---------------------------------------------------------------------------------------------------------------------------------
     Title of   Date You   Nature of Acquisition        Name of Person From        Amount of       Date of     Nature of Payment
    the Class   Acquired      Transaction               Whom Acquired              Securities      Payment
                                                        (If Gift, also give        Acquired
                                                        date donor acquired)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock    3/20/01   On November 9, 2000, CIBC      Global Payments Inc.       9,764,623       3/20/2001   US$137 million
                          and GPN, directly and              (NYSE: GPN)
                          indirectly through its wholly
                          owned subsidiary, entered into
                          an asset purchase agreement and
                          a stock purchase agreement,
                          pursuant to which (i) GPN agreed
                          to purchase substantially all the
                          assets of CIBC's merchant card
                          processing business for approximately
                          U.S. $137 million (the "Asset Sale")
                          and (ii) CIBC agreed to use the cash
                          received from the Asset Sale to purchase
                          9,764,623 shares of GPN Common Stock
                          (the "Stock Purchase"). The closing of
                          the Asset Sale and the Stock Purchase
                          occurred on March 20, 2001 (the
                          "Closing Date").
---------------------------------------------------------------------------------------------------------------------------------
Common Stock              Richard E. Venn and Gillian H. Denham                       3,132         6/10/2003    Not applicable.
                          received shares of Common Stock as fees
                          for serving on GPN's board of directors.

---------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
====================================================================================================================================

             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

------------------------------------------------------------------------------------------------------------------------------------
   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
------------------------------------------------------------------------------------------------------------------------------------
         None

------------------------------------------------------------------------------------------------------------------------------------
REMARKS:

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

                                      9/25/03
                    ----------------------------------------
                                (DATE OF NOTICE)


                    /s/  Antonio Molestina, Vice President
                         and Associate General Counsel
                    ----------------------------------------
                                  (SIGNATURE)

 The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy
  of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
